15047124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities, Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 700
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Shopoff 949-417-1396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Suite 300 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma 3/12

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BHRIZA CAMACHO
Commission # 1998315
Notary Public - California
Orange County
My Comm. Expires Nov 16, 2016

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2014

INDEX TO FINANCIAL STATEMENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shopoff Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Shopoff Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Shopoff Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained

in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 27, 2015

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	55,694
Commissions receivable from related parties		127,689
Prepaid expenses		6,709
Equipment, net		5,168
Total assets	$	195,260

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions payable	$	102,074
Commissions payable to related parties		13,520
Other accrued expenses		13,748
Due to affiliate		2,459
Total liabilities		131,801
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		285,568
Accumulated deficit		(222,114)
Total stockholder's equity		63,459
Total liabilities and stockholder's equity	$	195,260

 The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2014

REVENUES		
Commissions	$	262,351
Underwriting fees		443,939
Due diligence fees		163,110
Total revenues		869,400
EXPENSES		
Commissions and compensation expense		593,400
Professional fees		60,440
Licenses and fees		43,739
General and administrative		40,624
Total expenses		738,203
NET INCOME	$	131,197

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – December 31, 2013	5,500	$ 5	$ 435,568	$ (353,311)	$ 82,262
Distributions	–	–	(150,000)	–	(150,000)
Net Income	–	–	–	131,197	131,197
BALANCE – December 31, 2014	5,500	$ 5	$ 285,568	$ (222,114)	$ 63,459

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 131,197
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	1,722
Changes in operating assets and liabilities:	
Commissions receivable from related parties	(119,849)
Prepaid expenses	(5,021)
Commissions payable	102,074
Commissions payable to related parties	4,649
Other accrued expenses	13,170
Due to affiliates	402
Net cash provided by operating activities	128,344
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(6,890)
Net cash used in investing activities	(6,890)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Capital distributions	(150,000)
Net cash used in financing activities	(150,000)
NET DECREASE IN CASH	(28,546)
CASH – beginning of year	84,240
CASH – end of year	$ 55,694

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("Shopoff Realty Investments", fka The Shopoff Group, L.P.). During the year ended December 31, 2014, offerings included Shopoff Land Fund II, L.P., Shopoff Strategic Income Fund, L.P., TSG Augusta Ranch, L.P., Shopoff Land Fund III, L.P. and SRI Camino, L.P., each of which is a related party. The Company sells interests in such funds on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2014, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner share interests in the aforementioned funds to their clients.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates (continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2014.

Equipment

Equipment is carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of equipment, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2014, equipment at cost consisted of approximately $15,600 of telephone and other equipment. Accumulated depreciation as of December 31, 2014, was approximately $10,432. The net book value of approximately $5,168 is reflected in equipment, net in the accompanying balance sheet.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2014.

During the year ended December 31, 2014, all revenues of the Company were generated from selling ownership interests in related entities, sponsored by Shopoff Realty Investments, as explained in Note 1 above.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments, including cash and accounts payable and accrued liabilities, approximate their fair value as of December 31, 2014, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2014 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes fees and commission income, including sales commission, underwriting fees, and due diligence fees as the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5%. The Company recorded $1,998 of such taxes in general and administrative expense in the accompanying statement of income.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 27, 2015, which is the day the financial statements were available to be issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2014, the Company had net capital of $30,387, as defined, which was $21,600 in excess of its required minimum required net capital of $8,787. The Company's aggregate indebtedness to net capital ratio as of December 31, 2014 was 4.34-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2014, the Stockholder had contributed an aggregate of $435,568 to additional paid-in capital. No contributions of capital were made to the Company during the year ended December 31, 2014. The Company distributed $150,000 during the year ended December 31, 2014 to its Stockholder.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. Shopoff Realty Investments is the sponsor of such stock and limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of Shopoff Realty Investments, and an owner of the general partner of each of the limited partnership interests currently being marketed, and a co-trustee of Shopoff Trust, the Stockholder.

On December 1, 2012, the Company was engaged by Shopoff Land Fund II, L.P. ("Land Fund II"), a related party, to sell equity interests in Land Fund II on a "best efforts" basis. Shopoff Investors IV, L.P. ("Shopoff IV") is the general partner of Land Fund II. The

5. RELATED PARTY TRANSACTIONS (continued)

Shopoff Corporation is the general partner of Shopoff IV and William and Cindy Shopoff, as co-trustees of the Stockholder, are the managing members of IV Gratitude, LLC which is a 98% limited partner of Shopoff IV. The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. From inception through June 30, 2014, the date was when the offering terminated, the Company had earned $776,401 in accordance with its agreement with Land Fund II, including $630,121 earned during the year ended December 31, 2014.

On December 20, 2012, the Company was engaged by Shopoff Strategic Income Fund, L.P. ("Income Fund"), a related party, to sell equity interests in Income Fund on a "best efforts" basis. Shopoff Investors V, L.P. ("Shopoff V") is the general partner of Income Fund. Shopoff Partners II, LLC ("Partners II") is the general partner of Shopoff V and the Shopoff Trust is the sole member of Partners II. William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners in Shopoff Realty Investments as well as the co-trustees of the sole member of TSG GP, LLC ("TSG GP") which is the general partner of Shopoff Realty Investments. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. From inception through December 31, 2014, the Company had earned $261,129 in accordance with its agreement with Income Fund, including $178,259 earned during the year ended December 31, 2014, the date when the offering terminated.

On September 6, 2013, the Company was engaged to sell equity interests in TSG Augusta Ranch, L.P. ("Augusta Ranch") by this partnership. Shopoff V is the general partner of Augusta Ranch. The Company is entitled to a selling commission of up to 7% and an underwriting fee of up to 2% of the gross capital contributions with respect to ownership interests sold in these partnerships. From inception through December 31, 2014, the Company had earned $21,230, in accordance with its agreement with Augusta Ranch, including $9,300 earned during the year ended December 31, 2014, the date when the offering terminated.

On May 21, 2014 the Company was engaged by Shopoff Land Fund III, L.P. ("Land Fund III"), a related party, to sell equity interests in Land Fund III on a "best efforts" basis. Shopoff Investors VII, L.P. ("Shopoff VII") is the general partner of Land Fund III. Partners II is the general partner of Shopoff VII and Shopoff Realty Investments is the sole member of Partners II. William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners in Shopoff Realty Investments as well as the co-trustees of the sole member of TSG GP which is the general partner of Shopoff Realty Investments. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. For the year ended December 31,

5. RELATED PARTY TRANSACTIONS (continued)

2014, the Company had earned $46,360 in accordance with its agreement with Land Fund III.

On October 30, 2014, the Company was engaged by SRI – Camino, L.P. ("Camino"), a related party, to sell equity interests in Camino on a "best efforts" basis. Shopoff V is the general partner of Camino. Partners II is the general partner of Shopoff V and the Shopoff Trust is the sole member of Partners II. William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners in Shopoff Realty Investments as well as the co-trustees of the sole member of TSG GP which is the general partner of Shopoff Realty Investments. The Company is entitled to a real estate brokerage or securities fee of up to 3%, and underwriting fee of up to 1% of the gross capital contributions with respect to ownership interests sold. For the year ended December 31, 2014, the Company had earned $20,000 in accordance with its agreement with Camino.

Because the Company continues to have limited revenues, Shopoff Realty Investments has agreed to fund the Company's administrative and operational costs. In June 2007, the Company entered into an expense sharing agreement with Shopoff Realty Investments. The agreement was for one year and automatically renews unless terminated by the Company or Shopoff Realty Investments upon thirty days advance notice. Subject to the terms of this agreement, Shopoff Realty Investments agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse Shopoff Realty Investments for its share of services and expenses shared with Shopoff Realty Investments based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses as long as these expenses have not been paid for by Shopoff Realty Investments. As of December 31, 2014, $2,459 of such expenses are reflected in due to affiliates in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2014, the Company paid its president, William A. Shopoff, $250,000 in compensation for his service as President of the Company and for sales of ownership interests. During the year ended December 31, 2014, the Company incurred $60,289 and $12,280 of commissions due to Steve Shopoff and Jeff Shopoff, respectively, who are William A. Shopoff's brothers. Of these amounts, $59,049 was paid during the year ended December 31, 2014. The amounts incurred were recorded as commissions and compensation expense in the accompanying statement of income, and the balance unpaid as of December 31, 2014 of $13,520 is reflected in commissions payable to related parties.

6. REGULATORY EXAMINATION

During the year ended December 31, 2014, The Financial Industry Regulatory Authority, commonly known as FINRA, initiated an examination of the Company's records as part of its routine cycle examination for the purpose of meeting the regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. No examination report has been issued as of the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 63,459
Less: Non-allowable assets	
Commissions receivable (received in January 2015) in excess of commissions payable at December 21, 2014	(21,195)
Prepaid expenses	(6,709)
Equipment, net	(5,168)
Net capital	$ 30,387
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 8,787
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 8,787
Excess net capital (regulatory net capital less net capital requirement)	$ 21,600
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 131,801
Ratio of aggregate indebtedness to net capital	4.34-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$ 36,247
Post-closing adjustments to accrue for revenues and related expenses	(5,860)
Audited net capital	$ 30,387

The difference between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014 as amended, is shown above.

See Accompanying Independent Auditors' Report.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Shopoff Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions from June 1, 2014, the date for which these rules became effective, through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 27, 2015

4100 Newport Place Drive, Third Floor • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com
Los Angeles | Newport Beach | San Diego | Encino | Cayman Islands

Exemption Report Required by Rule 17a-5
For the period from June 1, 2014 through December 31, 2014

Shopoff Securities, Inc. (the "Company") claims an exemption from Securities and Exchange Commission ("SEC") Rule 15c3–3, per paragraph (k)(2)(i) of SEC Rule 15c3–3.

The Company met the exemption provision of SEC Rule 15c3–3 paragraph (k)(2)(i) from June 1, 2014, the date for which these rules became effective, through December 31, 2014 without exception.

Acknowledgement	
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP herby confirm the representations described above.	
Signature of CEO or authorized Executive:	
Printed Name:	William A. Shopoff

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;
2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

4100 Newport Place Drive, Third Floor • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com
Los Angeles | Newport Beach | San Diego | Encino | Cayman Islands

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 27, 2015